FUBOTV INC.

1330 Avenue of the Americas

New York, NY 10010

August 10, 2021

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Fetterolf

Re:	FUBOTV INC.
Registration Statement on Form S-3 (Registration No. 333-258428)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-258428) (the “Registration Statement”) of fuboTV Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on August 12, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Greg Rodgers at (212) 906-2918.

If you have any questions regarding the foregoing, please do not hesitate to contact Greg Rodgers at (212) 906-2918, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

FUBOTV INC.

By:	/s/ David Gandler
Name:	David Gandler
Title:	Chief Executive Officer

cc:	Greg Rodgers, Latham & Watkins LLP